May 24, 2012

VIA EDGAR AND FEDERAL EXPRESS

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ventas, Inc.
Form 10-K for the Year Ended December 31, 2011
File No. 1-10989

Dear Mr. Gordon:

Set forth below are the responses of Ventas, Inc., a Delaware corporation (together with its subsidiaries, the “Company”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated May 4, 2012 from you to Richard A. Schweinhart, the Company’s Executive Vice President and Chief Financial Officer, with respect to the above-referenced filing.

For the convenience of the Staff, we have set forth below each of the Staff’s comments in italics, immediately followed by our response thereto.

Form 10-K for the Year Ended December 31, 2011

Item 7. Management Discussion and Analysis…, page 53

1.              In future Exchange Act periodic reports, please provide updated disclosure on the status of your efforts to re-lease the Kindred space that will expire in April 2013.

As requested, the Company will provide updated disclosure regarding its efforts to re-lease the 64 Kindred assets whose lease term will expire on April 30, 2013 in its future Exchange Act periodic reports.

Mr. Daniel L. Gordon

Securities and Exchange Commission

May 24, 2012

Results of Operations, page 64

2.              In future Exchange Act periodic reports, in order to illustrate for investors your internal earnings growth, please expand your revenue and expense discussion to address period to period changes in same-store net operating income.  Additionally, please disclose how you determine the properties that fall within the “same-store” pool.

As requested, the Company will expand its revenue and expense discussion to address period-to-period changes in same-store net operating income and will disclose how it determines the properties that fall within the same-store pool in its future Exchange Act periodic reports.

3.              We note that you have disclosed period to period changes in occupancy and same store occupancy for each of your segments.  In future Exchange Act periodic reports, please provide similar data for average daily rates or an equivalent rent rate metric, including on a same-store basis.

As requested, the Company will disclose for its senior living operations segment, where market changes are reflected more promptly due to shorter lease terms and resident turnover in the assets, period-to-period changes in average daily rates or an equivalent rent rate metric, including on a same-store basis, in its future Exchange Act periodic reports.

With respect to the Company’s triple-net leased properties segment, the Company receives a fixed rental amount regardless of the operating performance of its properties and, therefore, neither rates nor occupancy levels directly affect the Company’s financial results.  Although the Company may be able to calculate average rates for each asset type in its triple-net leased properties segment, such information provides limited utility to investors due to the fact that it is based on revenue and occupancy data obtained from numerous third party operators who may compute the data using different methodologies and/or on an inconsistent basis from period to period.  While the Company has no reason to believe that the information it receives from its third party operators is inaccurate in any material respect, the Company cannot and does not verify this information either through an independent investigation or otherwise.  In some cases, these third party operators, most of whom are not subject to the reporting requirements of the Exchange Act, do not provide such information to the Company on a timely basis or at all.  The Company’s future Exchange Act periodic reports may be so qualified.

With respect to the Company’s medical office building segment, longer term leases, slower tenant turnover and various additional elements such as tenant improvement and other concessions make period-to-period changes in average daily rates, or rents, less useful to investors and more difficult to compute on a consistent basis.  These rates also do not tend to move materially from year to year because they are less sensitive to changes in the economy.

Mr. Daniel L. Gordon

Securities and Exchange Commission

May 24, 2012

Segment NOI — Triple-Net Leased Properties, page 65

4.              In future filings, please enhance your disclosure related to the triple-net leased properties to disclose the prior-year occupancy percentage for these properties, similar to the disclosure provided for your other segments.

As requested, the Company will disclose the prior-year occupancy percentage for its triple-net leased properties, similar to the disclosure provided for its other segments, in its future Exchange Act periodic reports. However, as noted above, the Company obtains revenue and occupancy data from numerous third party operators who may compute the data using different methodologies and/or on an inconsistent basis from period to period.  While the Company has no reason to believe that the information it receives from its third party operators is inaccurate in any material respect, the Company cannot and does not verify this information either through an independent investigation or otherwise.  In some cases, these third party operators, most of whom are not subject to the reporting requirements of the Exchange Act, do not provide such information to the Company on a timely basis or at all.  The Company’s future Exchange Act periodic reports may be so qualified.

NOI, page 76

5.              Please revise your disclosure in future filings to present a reconciliation of NOI to the most directly comparable GAAP financial measure.

As requested, the Company will reconcile NOI to net income (rather than total revenues), as disclosed on its Consolidated Statements of Income, in its future Exchange Act periodic reports.

Concentration of Credit Risk, page 80

6.              We note your tenant concentration percentage disclosure and your disclosure that you regularly monitor the credit risk of your tenants.  Please tell us what metrics, such as EBITDAR, management uses to evaluate the relative credit risk of your significant tenants and changes in the credit risk over time.  We may have further comment.

The Company regularly monitors the relative credit risk of significant tenants, and changes therein, where the triple-net lease specifically provides for recourse to the tenant.  The particular ratios and metrics used to evaluate a significant tenant’s liquidity and creditworthiness depend on facts and circumstances specific to that tenant and the industry or industries in which it operates, including without limitation the tenant’s credit history and economic conditions related to the tenant, its operations and/or the markets in which the tenant operates, that may vary over time.  Among other things, the Company may (i) review and analyze information regarding the real estate, seniors housing and healthcare industries generally, publicly available information regarding the significant tenant, and information required to be provided by the tenant under the terms of its lease agreements with the Company, (ii) examine monthly and/or quarterly financial statements of the significant tenant

Mr. Daniel L. Gordon

Securities and Exchange Commission

May 24, 2012

to the extent publicly available or otherwise provided under the terms of the Company’s lease agreements, and (iii) have periodic discussions and in-person meetings with representatives of the significant tenant.  From this data, the Company endeavors to calculate multiple financial ratios (which may, but might not always, include net debt to EBITDAR/M, fixed charge coverage and tangible net worth), after making certain adjustments based on its judgment, and to assess other metrics it deems relevant to an understanding of its significant tenants’ credit risk.

Triple-Net Lease Expirations, page 83

7.              In future Exchange Act periodic reports, to the extent material, please discuss the extent to which aggregate lease renewals in the reporting period were exercised at rates higher or lower than contractually specified increases, such as through fair market rental reset processes.  In addition, to the extent material, please provide disclosure on the amount of leases signed with new tenants in the reporting period and the costs of such leasing.

As requested, to the extent material, the Company will discuss the extent to which aggregate triple-net lease renewals in the reporting period were exercised at rates higher or lower than contractually specified increases, such as through fair market rental reset processes, and will provide disclosure with respect to the amount of triple-net leases signed with new tenants in the reporting period and the costs of such leasing in its future Exchange Act periodic reports.

Business Combinations, page 102

8.              We note your disclosure on page 102 that you have recorded tenant purchase option intangibles for real estate assets of $644M at December 31, 2011.  Please clarify what assets these options relate to, how the intangibles were derived, and where they are recorded on your balance sheet.  Please clarify how this disclosure relates to the $112M purchase option intangible liability disclosed on page 125.

The tenant purchase option intangibles disclosed on page 102 relate to 41 triple-net leased properties acquired by the Company in July 2011 in connection with its acquisition of Nationwide Health Properties, Inc.  These properties had a net carrying value of $644.0 million as of December 31, 2011 and are included in real estate investments on the Company’s Consolidated Balance Sheets. As of December 31, 2011, the tenant purchase option intangibles related to these 41 properties was a $112.7 million liability, as disclosed in Note 8—Intangibles on page 125, and is recorded in accounts payable and other liabilities on the Company’s Consolidated Balance Sheets.  The Company estimates the fair value of tenant purchase option intangibles by discounting the difference between the applicable property’s acquisition date fair value and an estimate of the future option price, as described in Note 2—Accounting Policies on page 102.

Mr. Daniel L. Gordon

Securities and Exchange Commission

May 24, 2012

Note 13 — Income Taxes, page 136

9.              Please provide us with a more detailed discussion of how the income tax benefit of $31M for 2011 arose, and show us how this amount was calculated.

The $31.1 million consolidated income tax benefit for the year ended December 31, 2011 arose primarily from the benefit recorded for ordinary losses incurred by the Company’s taxable REIT subsidiaries, including taxable REIT subsidiaries which were formed in connection with the Company’s acquisition of Atria Senior Living Group, Inc. in May 2011, and the reversal of certain income tax contingency reserves, including interest.  The newly acquired taxable REIT subsidiaries operated at a substantial book loss during the period from May 12, 2011 (the date of acquisition) through December 31, 2011.

The Company multiplied the ordinary loss (adjusted for permanent differences) generated at the taxable REIT subsidiaries by statutory rates to calculate the income tax benefit and analyzed the four sources of taxable income consistent with Accounting Standards Codification (“ASC”) 740-10-30-18 to determine what amount, if any, could be recorded as an income tax benefit. The Company concluded that the only available source of taxable income was reversing taxable temporary differences. After considering the deferred tax assets and deferred tax liabilities of the taxable REIT subsidiaries that existed as of December 31, 2011, the Company determined that approximately $27.0 million could be recorded as a deferred benefit and reserved the remaining amount through a valuation allowance ($11.1 million) due to the unlikelihood surrounding realization as well as other miscellaneous items ($1.5 million). The Company calculated the amount of the reversal of contingency reserves as the tax and related interest that met the more-likely-than-not threshold for recognition due to the lapse of the statute of limitations, as described in ASC 740-10-25-8.  Set forth below is a reconciliation of the $31.1 million consolidated income tax benefit (in thousands):

Taxable REIT subsidiaries ordinary loss	$(102,160)

Benefit at statutory rates after permanent items	$(39,624)
Increase in valuation allowance	11,056
Net reduction of FIN 48 reserve	(4,080)
Miscellaneous items	1,511
Income tax benefit for the year ended December 31, 2011	$(31,137)

We hope that the foregoing has been responsive to the Staff’s comments.  The Company hereby acknowledges that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

Mr. Daniel L. Gordon

Securities and Exchange Commission

May 24, 2012

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments or wish to discuss further the foregoing responses to your May 4, 2012 letter, please call me at (502) 357-9388.

Very truly yours,

/s/ Richard A. Schweinhart

Richard A. Schweinhart,

Executive Vice President and Chief Financial Officer

cc:	Debra A. Cafaro, Chairman and Chief Executive Officer of Ventas, Inc.
T. Richard Riney, Executive Vice President, Chief Administrative Officer and General Counsel of Ventas, Inc.